FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025
Commission File Number: 001-40930

OCEANPAL INC.
(Translation of registrant's name into English)
Pendelis 26, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 22, 2025, OceanPal Inc. (the “Company”) closed a public offering (the “Offering”) of 10,975,600 units, each unit consisting of one common share, par value $0.01 per share, of the Company (“Common Share”) and one Class C Warrant to purchase one Common Share (the “Class C Warrant”), at a price per unit of $1.64 (the “Offering Price”).

The Class C Warrants will be immediately exercisable and may be exercisable until the three (3) year anniversary of the date of issuance at an exercise price equal to 225% of the public offering price. In addition, at 4:01 p.m. Eastern time on the 4th trading day after the date of issuance (the “First Reset Date”), the exercise price of the Class C Warrants will be reset to a price equal to the lower of (i) the exercise price then in effect and (ii) the greater of (a) 80% of lowest daily volume weighted average price (“VWAP”) during the period beginning on the 2nd trading day after the date of issuance and ending on the First Reset Date (such period, the "First Reset Period"), and (b) 50% of the Offering Price; and the number of shares issuable upon exercise will be increased such that the aggregate exercise price of the Class C Warrants on the issuance date for the Common Shares underlying the Class C Warrants then outstanding shall remain unchanged. Subsequently, at 4:01 p.m. Eastern time on the 8th trading day after the date of issuance (the “Second Reset Date”), the exercise price of the Class C Warrants will be reset to a price equal to the lower of (i) the exercise price then in effect and (ii) the greater of (a) 80% of lowest VWAP during the period beginning on the 6th trading day after the date of issuance and ending on the Second Reset Date (such period, the "Second Reset Period"), and (b) 30% of the Offering Price; and the number of shares issuable upon exercise will be increased such that the aggregate exercise price of the Class C Warrants on the issuance date for the Common Shares underlying the Class C Warrants then outstanding shall remain unchanged.

Additionally, the Class C Warrants contain certain mechanisms for cashless exercise, including a zero cash exercise option pursuant to which holders of the Warrants have the option during the period of 90 calendar days following the issue date of the Class C Warrants, upon exercise and for no additional cash consideration, to receive an aggregate number of Common Shares equal to the product of (x) the aggregate number of Common Shares that would be issuable upon a cash exercise of the Class C Warrant and (y) two (2).

The Common Shares and accompanying Class C Warrants were issued separately. Gross proceeds to the Company, before deducting placement agent’s fees and other offering expenses, were approximately $18.0 million. The Company intends to use the net proceeds of the offering for general corporate purposes, which may include, among other things, funding for working capital needs and fleet expansion.

In connection with the Offering, the Company entered into an Underwriting Agreement, dated July 21, 2025, with Maxim Group LLC, as sole book-running manager for the Offering.

As of July 22, 2025, after the consummation of the Offering, the Company had 18,586,812 Common Shares issued and outstanding.

The summary of the Class C Warrant contained in this Report on Form 6-K (this “Report”) does not purport to be complete and is subject to and qualified in its entirety by reference to the form of Class C Warrant which is filed as an exhibit hereto.

Attached to this Report as Exhibit 1.1 is a copy of the Underwriting Agreement, dated July 21, 2025.

Attached to this Report as Exhibit 4.1 is a copy of the form of Class C Warrant.

Attached to this Report as Exhibit 99.1 is a copy of the press release of the Company, dated July 21, 2025, announcing the pricing of the Offering.

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated July 22, 2025, announcing the closing of the Offering.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANPAL INC.
(registrant)

Dated: July 22, 2025	By:	/s/ Robert Perri
Robert Perri
Chief Executive Officer